JOSH TERRY BITVAULT LLC

UNIT PURCHASE AGREEMENT

This Unit Purchase Agreement (this "***Agreement***") is made as of [EFFECTIVE DATE], by and among JOSH TERRY BITVAULT LLC a Wyoming limited liability company (the "***Company***") and the purchaser listed on the signature page attached to this Agreement (the "***Purchaser***"). The parties hereby agree as follows.

1. **PURCHASE AND SALE OF UNITS**.

1.1. **Sale and Issuance of Units**. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to the Purchaser at the Closing that number of Class B Units of the Company set forth opposite the Purchaser's name on the signature page (the "***Units***"), at a purchase price of $79.37 per Unit (the "***Price***").

1.2. **Closing**. The purchase and sale of the Units shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchasers representing a majority of the Units to be sold mutually agreed upon, orally or in writing (which time and place are designated as the "***Closing***"). The Company and the Purchaser will execute counterpart signature pages to this Agreement and to the Company's Operating Agreement (the "***Operating Agreement***," and together with this Agreement, the "***Transaction Agreements***").

2. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company hereby represents and warrants to the Purchaser that the following representations are true and complete as of the date of the Closing, except as otherwise indicated.

2.1. **Organization, Good Standing, Limited Liability Company Power and Qualification**. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Wyoming and has all limited liability company power and authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under the Transaction Agreements.

2.2. **Valid Issuance of Units**. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws, and liens or encumbrances created by or imposed by a Purchaser.

2.3. **Compliance with Other Instruments**. To the Company's knowledge, the sale of the Units will not place the Company in violation or default (a) of any provisions of the Articles of Organization, (b) of any judgment, order, writ or decree of any court or

governmental entity, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or, (d) of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated by the Transaction Agreements will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS. The Purchaser hereby represents and warrants to the Company as follows.

3.1. Purchase for Own Account. The Purchaser is acquiring and will hold the Units for investment for his, her, or its account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "**Securities Act**").

3.2. Securities Laws. The Purchaser acknowledges that the Units have not been registered under the Securities Act by reason of a specific exemption therefrom and that the Units must be held indefinitely, unless they are subsequently registered under the Securities Act or the Purchaser obtains an opinion of counsel, in form and substance satisfactory to the Company and its counsel, that such registration is not required. The Purchaser acknowledges that the Company is under no obligation to register the Units under the Securities Act. The Purchaser acknowledges the adoption of Rule 144 by the Securities and Exchange Commission under the Securities Act, which permits limited public resales of securities acquired in a non-public offering, subject to the satisfaction of certain conditions, including (without limitation) the availability of certain current public information about the issuer, the resale occurring only after the holding period required by Rule 144 has been satisfied, the sale occurring through an unsolicited "broker's transaction," and the amount of securities being sold during any three (3)-month period not exceeding specified limitations. The Purchaser acknowledges that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company has no plans to satisfy these conditions in the foreseeable future. The Purchaser will not sell, transfer, or otherwise dispose of the Units in violation of the Securities Act, the Securities Exchange Act of 1934, or the rules promulgated thereunder, including Rule 144 under the Securities Act. The Purchaser agrees that he will not dispose of the Units unless and until he has complied with all requirements of this Agreement applicable to the disposition of Units, and he has provided the Company with written assurances, in substance and form satisfactory to the Company, that (a) the proposed disposition does not require registration of the Units under the Securities Act or all appropriate action necessary for compliance with the registration requirements of the Securities Act or with any exemption from registration available under the Securities Act (including Rule 144) has been taken and (b) the proposed disposition will not result in the contravention of any transfer restrictions applicable to the Units under the securities laws or regulations of any state. The Purchaser understands that the Units have not been, and will not be, registered under the Securities Act by reason of a specific

exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Units are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Units indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Units for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Units, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.3. Access to Information. The Purchaser has been furnished with, and has had access to, all information that he considers necessary or appropriate for deciding whether to invest in the Units, including the Operating Agreement, and the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Units.

3.4. Speculative Investment. The Purchaser is aware that his investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing his financial condition, to hold the Units for an indefinite period and to suffer a complete loss of his investment in the Units.

3.5. Authorization. The Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which such Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.6. No Public Market. The Purchaser understands that no public market now exists for the Units, and that the Company has made no assurances that a public market will ever exist for the Units.

3.7. Exculpation Among Purchasers. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Units.

3.8. Bad Actor. None of the Purchaser, its principals, its affiliates, or any Purchaser designee(s) to the Company's Board of Directors (each an "**Purchaser Party**") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "**Rule 506 Disqualification**").

4. GENERAL PROVISIONS.

4.1. Company Covenants. Within one (1) year of the date first set forth herein, the Company shall amend and modify its Operating Agreement to reflect the purchase of the Units outlined herein. In addition to those rights, obligations, and restrictions afforded to the holders of units of the Company, the Units shall have the following rights, obligations, and restrictions: (a) the Units shall be entitled to receive dividends only after both (i) five years from the date first set forth herein (the "**Restricted Period**") and (ii) after the expiration of the Restricted Period, the Company has achieved three consecutive months of net monthly profit; and (b) the investor shall be prohibited from making any capital withdrawals from Company accounts.

4.2. Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.3. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wyoming, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

4.4. Counterparts; Facsimile. This Agreement may be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.5. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.6. Notices. Any notice required or permitted by this contract will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on their Wefunder account, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on their Wefunder account, as subsequently modified by written notice.

4.7. Attorneys' Fees. If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in

addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

4.8. **Amendments and Waivers**. Except as specified in Section 1.2.2, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company and the Members holding a majority of the then-outstanding Units. Any amendment or waiver effected in accordance with this Section 4.9 shall be binding upon the Purchasers and each transferee of the Units, and each future holder of all such securities, and the Company.

4.9. **Severability**. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

4.10. **Delays or Omissions**. No delay or omission to exercise any right, power, or remedy accruing to any party hereunder, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.11. **Entire Agreement**. This Agreement (including the Exhibits hereto), the Articles of Organization and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

4.12. **Securities Law Restrictions**. Regardless of whether the offering and sale of Units under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Units if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Josh Terry BitVault LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

____

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

JOINDER AGREEMENT

Reference is hereby made to that certain Operating Agreement, dated November 17, 2021, as amended from time to time (the "**Operating Agreement**"), among existing members and Josh Terry Bitvault LLC, a Wyoming limited liability company (the "**Company**"). Pursuant to and in accordance with Section 8.4 of the Operating Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the Operating Agreement and agrees that upon execution of this Joinder, such Person shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Operating Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto, and shall hold the status of a Member.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Operating Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of [EFFECTIVE DATE]____________________.

Investor Signature
____

Purchaser:

OPERATING AGREEMENT
OF
JOSH TERRY BITVAULT, LLC

(A Wyoming Limited Liability Company)

DATED: November 17, 2021

THE UNITS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE WYOMING SECURITIES ACT, OR SIMILAR LAWS OR ACTS OF OTHER STATES IN RELIANCE UPON EXEMPTIONS UNDER THOSE ACTS. THE SALE OR OTHER DISPOSITION OF THE UNITS IS RESTRICTED AS STATED IN THIS OPERATING AGREEMENT, AND IN ANY EVENT IS PROHIBITED UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT AND ITS COUNSEL THAT SUCH SALE OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES ACTS AND LAWS. BY ACQUIRING THE UNITS REPRESENTED BY THIS OPERATING AGREEMENT, THE MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS UNITS WITHOUT REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND THE RULES AND REGULATIONS ISSUED THEREUNDER.

OPERATING AGREEMENT
OF
JOSH TERRY BITVAULT, LLC

THIS OPERATING AGREEMENT of Josh Terry BitVault, LLC, a limited liability company organized pursuant to the Wyoming Limited Liability Company Act (the "Company"), is executed effective as of November 17, 2021, by and among the Company and the Persons executing this Agreement as the Members and Managers.

I.FORMATION OF THE COMPANY

I.1. Formation. The Company was formed on November 17th, 2021 upon the filing of the Articles of Organization of the Company with the Secretary of State of Wyoming. In consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the rights and obligations of the parties and the administration and dissolution and winding-up of the Company shall be governed by this Agreement, the Articles of Organization and the Act.

I.2. Name. The name of the Company is Josh Terry BitVault, LLC.

I.3. Registered Office and Registered Agent. The Company's registered office within the State of Wyoming and its registered agent at such address shall be as determined from time to time by the Manager.

I.4. Principal Place of Business. The principal place of business of the Company within the State of North Carolina shall be at such place or places determined from time to time by the Manager.

I.5. Purposes and Powers.

(a) The purpose and business of the Company shall be to engage in any lawful business for which limited liability companies may be organized under the Act.

(b) The Company shall have any and all powers which are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the Act.

I.6. Term. The Company shall continue in existence until it is dissolved and its affairs wound up in accordance with the provisions of this Agreement and the Act.

I.7. Units. The ownership interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes, or series. Each type, class, or series of Units shall have the privileges, preference, duties, liabilities, obligations, and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class, or series. The Managers shall maintain a schedule of all Members, their respective mailing addresses, and the amount and series of Units held by them, attached hereto as Schedule I, and shall update such schedule upon the issuance or transfer of any Units. The Company shall have

the authority to issue up to one hundred thousand (100,000) Units of ownership interest in the Company, all of which shall be classified as common units.

I.8. Nature of Members' Interests. The Units of the Company shall be personal property for all purposes. Legal title to all Property shall be held in the name of the Company. Neither any Member nor a successor, representative or assign of any Member, shall have any right, title or interest in or to any Property or the right to partition any Property.

I.9. Classification of the Company. The Members acknowledge and agree that (i) the Company may make an election under Treasury Regulations Section 301.7701-3 to be classified as an association taxable as a corporation, but will be classified as a partnership for federal income tax purposes until such time and (ii) no Member is authorized to make such an election on behalf of the Company without the prior written consent of all of the Members.

II.DEFINITIONS

II.1. Definitions. The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein) or the meanings ascribed to them in Appendix A, as the case may be:

"Act" means the Wyoming Limited Liability Company Act, as amended from time to time.

"Affiliate" of any particular Person means (a) any other Person controlling, controlled by or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise, (b) if such Person is a partnership or limited liability company, any partner or member thereof, and (c) an immediate family member, as applicable.

"Agreement" means this Operating Agreement, as amended or restated from time to time.

"Articles of Organization" means the Articles of Organization of the Company filed with the Secretary of State, as amended or restated from time to time.

"Available Cash" means, as of a particular time, cash and cash equivalents in excess of an amount that the Manager determines to be a reasonable reserve for (i) working capital needs and (ii) the payment of other costs and expenses incident to the purposes of the Company which are anticipated to be incurred, or to become due and payable, or both, in the future and for which cash sufficient to pay the costs and expenses at the time they become due and payable may not be generated by the Company.

"Business" means the operation of cryptocurrency mining infrastructure to mine bitcoin (BTC).

"Capital Contribution" means all contributions of cash or property to the Company made by a Member or the Member's predecessor in interest.

"Code" means the Internal Revenue Code of 1986, as amended from time to time (and any corresponding provisions of succeeding law).

"Class A Member" means any holder of Class A Units.

"Class B Member" means any holder of Class B Units.

"Disinterested Member" means a Member who is not the Member whose Units are to be transferred as provided in Article VIII or the proposed transferee of such Unit.

"Distribution" means any money or other property distributed to a Member with respect to the Member's Units.

"Domestic Proceeding" means any divorce, annulment, separation or similar proceeding.

"Encumbrance" means any lien, pledge, encumbrance, collateral assignment or hypothecation.

"Fiscal Year" means an annual accounting period ending December 31 of each year during the term of the Company, unless otherwise specified by the Manager.

"Majority in Interest" means any combination of a specified group of Members who hold Units, in the aggregate, exceeding 50% of the Units held by all Members in such specified group.

"Manager" means the Person executing this Agreement as a Manager, any other Person that succeeds such Manager or any other Person elected to act as Manager of the Company as provided in this Agreement.

" Member" means each Person designated as a member of the Company on Schedule I hereto as a Class A Member or Class B Member or any other Person admitted as a member of the Company in accordance with this Agreement or the Act. "Members" refers to such Persons as a group.

"Percentage Interest" means, with respect to any Member, a fraction, expressed as a percentage, equal to the number of Units held by such Member divided by the total number of outstanding Units, as initially set forth opposite such Member's name on Schedule I hereto.

"Person" means an individual, a trust, an estate, a domestic corporation, a foreign corporation, a professional corporation, a partnership, a limited partnership, a limited liability company, a foreign limited liability company, an unincorporated association or any other entity.

"Property" means (i) any and all property owned by the Company, real and/or personal (including, without limitation, intangible property) and (ii) any and all of the improvements constructed on any real property.

"Secretary of State" means the Secretary of State of Wyoming.

" Transfer" means sale, assignment, transfer, lease or other disposition of a Unit of the Company.

"Unit" means Class A Units, Class B Units, or any other ownership interests of a Member in the Company, which includes such Member's allocation of profits and losses, such Member's right to receive distributions from the Company in accordance with the provisions of this Agreement and the Act, and such Member's right to participate in the management of the Company to the extent provided in this Agreement. Except as expressly provided herein, all Units shall be afforded and subject to identical rights, obligations, interests, and shall be uncertificated.

II.2. Terms Defined Elsewhere. Each of the following capitalized terms, when used in this Agreement, has the meaning provided for such term in the Section of this Agreement set forth beside such term below. If a defined term is not listed below, it is defined in the Section in which it is used.

Term	Section
Buy-Sell Event	Section 9.1
Buy-Sell Notice	Section 9.2
Closing	Section 9.5
Company	Introductory Paragraph
Liquidator	Section 10.2
Liquidation Preference	Section 10.3
Purchase Option	Section 9.3
Purchasing Members	Section 9.3
Securities Act	Section 8.2
Tax Distribution	Section 7.1
Withdrawing Member	Section 9.2

III.MANAGEMENT OF THE COMPANY

III.1. Managers; Appointment and Removal. Except as otherwise may be expressly provided in this Agreement, the Articles of Organization, or the Act, all decisions with respect to the management of the business and affairs of the Company shall be made by the Managers. The Company shall be managed by one or more Managers who shall be appointed from time to time by a Majority in Interest of the Class A Members. If at any time the Company shall have only one Manager, references herein to "Managers" and all provisions herein for multiple Managers shall be deemed to refer to a single Manager. A Manager may be removed as such at any time for any reason by a Majority in Interest of the Class A Members. The initial Manager shall be Alpha Vault LLC.

III.2. Actions by Manager. Except as otherwise may be expressly provided in this Agreement, the Articles of Organization or the Act, all decisions with respect to the management of the business and affairs of the Company shall be made by the Managers. Each Manager shall have full and complete authority, power and discretion to manage and control the business of the Company, to make all decisions regarding those matters and to perform any and all other acts customary or incident to the management of the Company's business, except only as to those acts as to which approval by the Members is expressly required by the Articles of Organization, this Agreement, the Act or other applicable law. At any time when there is more than one (1) Manager, any one (1) Manager may take any action permitted to be taken by the Managers, unless the approval of more than one of the Managers is expressly required pursuant to this Agreement or the Act. The Managers may delegate responsibility for the day-to-day management of the Company to any Person retained by the Managers who shall have and exercise on behalf of the Company all powers and rights necessary or convenient to carry out such management responsibilities.

III.3. Limitations on Power and Authority of Managers. Without the consent of a Majority in Interest of the Class A Members, the Managers shall have no authority to do any of the following:

(a) Any act in contravention of this Agreement;

(b) Possess Property of the Company or assign the Company's rights in specific Property for other than Company purposes;

(c) merge or consolidate the Company with or into any other Person (other than an Affiliate);

(d) sell all or substantially all of the Company's assets to any other Person;

(e) acquire securities or all or substantially all of the assets of another Person (other than an Affiliate);

(f) admit Members to the Company or issue any additional Units to any Person not already a Member, except as expressly provided herein;

(g) redeem the Unit(s) of any Member;

(h) change the Company's business, or its tax or accounting method;

(i) cause the Company to enter into or engage in any transaction or relationship with any Member or the Affiliate of any Member (other than a transaction or relationship in which the terms and conditions are no more favorable to such Member or Affiliate than those which would be agreed to in an orderly transaction with a willing, unaffiliated party in an arm's-length transaction); or

(j) authorize any borrowing by the Company in excess of $10,000.00 in the aggregate.

III.4. Compensation and Expenses. No Manager shall receive any compensation from the Company for serving as Manager, but the Company will reimburse a Manager for expenses incurred by the Manager in connection with his service to the Company. Nothing contained in this Section 3.4 is intended to affect the Percentage Interests of a Manager who is also a Member or Distributions to be made to a Manager who is also a Member by reason of such Person's Units.

III.5. Indemnification of Manager. The Company shall indemnify the Managers to the fullest extent permitted or required by the Act, as amended from time to time, and the Company may advance expenses incurred by a Manager upon the approval of the remaining managers and the receipt by the Company of the signed statement of the Manager agreeing to reimburse the Company for such advance in the event it is ultimately determined that the Manager is not entitled to be indemnified by the Company against such expenses. The provisions of this Section 3.5 shall apply also to any Person to whom the Manager has delegated management authority as provided in Section 3.2, whether or not such Person is a Manager or Member.

III.6. Limitation on Liability. No Manager of the Company shall be liable to the Company for monetary damages for an act or omission in such Person's capacity as a Manager. Any repeal or modification of this Section shall not adversely affect the right or protection of a Manager existing at the time of such repeal or modification. The provisions of this Section 3.6 shall apply also to any Person to whom the Manager has delegated management authority as provided in Section 3.2, whether or not such Person is a Manager or Member.

III.7. Liability for Return of Capital Contribution. The Manager shall not be liable for the return of the Capital Contributions of the Members, and upon dissolution, the Members shall look solely to the Property.

III.8. Manager Has No Exclusive Duty to Company; Business Opportunities. The Manager shall not be required to manage the Company as its sole and exclusive function, and the Managers owns, operates and manages other business interests and engages in activities in addition to those relating to the Company, including business interests and activities which compete with the Company. The Manager shall devote as much time to the business of the Company as, in its sole and absolute discretion, the conduct of the business of the Company shall reasonably require. Nothing in this Agreement shall preclude the employment, at the expense of the Company, of any agent or third party including a Manager, employee of a Manager or an Affiliate of a Manager to manage or provide other services in respect of the Company's property, subject to the limitations contained herein. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such other businesses, investments or activities of the Manager, or to the income or proceeds derived therefrom. The Manager shall not be obligated to present any particular investment or business opportunity to the Company or to the Members, even if such opportunity is of a character which, if conducted by the Company, could be taken by the Company or the Members or is similar to the business conducted by the Company, and the Manager shall have the right to take such opportunity for their own account (individually or as trustee) and recommend to others any such particular investment opportunity.

III.9. Fiduciary Duties. The Manager, any Member, nor any person related to the Company shall owe any fiduciary duty (including, without limitation, the duty of care and duty of loyalty) to any other Manager, Member or other person, other than the implied contractual covenant of good faith and fair dealing.

1.

IV.RIGHTS AND OBLIGATIONS OF MEMBERS

IV.1. Names, Addresses, Units and Percentage Interests of Members. The names, addresses, number of Units, and Percentage Interests of the Members are as reflected in Schedule I attached hereto and made a part hereof, which Schedule shall be amended by the Company as of the effectiveness of any Transfer or subsequent issuance of any Units.

IV.2. No Management by Members. The Members in their capacity as Members shall not take part in the management or control of the business, nor transact any business for the Company, nor shall they have power to sign for or to bind the Company.

IV.3. Action by Members. Any action to be taken by the Members under the Act or this Agreement may be taken (i) by vote of the requisite Members at a meeting of Members held on such terms, and after such notice as the Manager may establish; provided, that notice of a meeting of Members must be given to all Members entitled to vote at the meeting at least five days before the date of the meeting or (ii) by written action of a Majority in Interest of the Class A Members, unless a greater proportion shall be otherwise required by this Agreement or the Act; and, provided further, that any action requiring the consent of all Members under this Agreement, the Act or other applicable law taken by written action must be signed by all Members. A Member may vote in person or by written proxy filed with the Company before or at the time of the meeting. No notice need be given of action proposed to be taken by written action, or an approval given by written action, unless specifically required by this Agreement,

the Act or other applicable law. Such written actions must be kept with the records of the Company.

IV.4. Limited Liability. The Members shall not be required to make any contribution to the capital of the Company except as set forth in Article V, nor shall the Members in their capacity as such be bound by, or personally liable for, any expense, liability or obligation of the Company except to the extent of their interest in the Company and the obligation to return Distributions made to them under certain circumstances as required by the Act. The Members shall be under no obligation to restore a deficit Capital Account upon the dissolution of the Company or the liquidation of any of their Units.

IV.5. Bankruptcy or Incapacity of a Member. A Member shall cease to have any power as a Member or Manager, any voting rights or rights of approval hereunder upon the Member's death, bankruptcy, insolvency, dissolution, assignment for the benefit of creditors, or legal incapacity; and upon the occurrence of any such event such Member's legal representative, estate or successor, shall have only the rights, powers and privileges of a transferee enumerated in Section 8.4 and shall be liable for all of the Member's obligations under this Agreement. In no event shall a legal representative, estate or successor become a substitute Member unless the requirements of Section 8.3 are satisfied.

IV.6. Voting Rights. Any voting rights shall be exclusively vested in the Class A Members. No Class B Member shall be entitled to any voting rights. In connection with the voting rights granted to the Class A Members herein, the Class A members may approve of a matter or take any action by the vote of the Class A Members at a meeting, in person or by proxy, or by the written consent of the Class A members holding a Majority in Interest of the Class A Units.

IV.7. Indemnification. Each Member agrees to indemnify, defend and hold the other Members and the Company, and each of the Members' and the Company's respective members, managers, shareholders, directors, officers, representatives, employees and agents harmless from and against any and all losses resulting or arising from, relating to or incurred in connection with (i) any breach of any representation or warranty of such Member contained in this Agreement or any other document delivered by such Member in connection herewith; or (ii) any breach of or failure to comply with any covenant of such Member contained in this Agreement or any other document delivered by such Member in connection herewith.

IV.8. Lock-Up. Each Member agrees hold units for a minimum of five (5) years. Such holding period may be revised (shortened) by the Manager at its sole discretion.

V.CAPITAL CONTRIBUTIONS AND LOANS

V.1. Capital Account Balances. As of the effective date of this Agreement, the Members have the capital account balances indicated opposite their names on Schedule I attached hereto.

V.2. Additional Funds. In the event that the Managers determine at any time (or from time to time) that additional funds are required by the Company for its business, then the Managers may borrow all or part of such additional funds on behalf of the Company, with interest payable

at then-prevailing rates, from one or more of the Members or from commercial banks, savings and loan associations or other commercial lending institutions.

V.3. Additional Capital Contributions. If the Managers determine that additional funds are required by the Company for its business, and that all or any portion of such additional funds should be contributed to the Company as additional Capital Contributions, the Managers may propose to the Members that the Members make additional Capital Contributions. Upon the agreement of a Majority in Interest of the Class A Members to make such additional Capital Contributions, such Members shall make the necessary additional Capital Contributions to the Company in proportion to their respective Percentage Interests or otherwise as such Members shall agree. In the event that not all of the Members agree to contribute additional capital, less than all Members may make additional Capital Contributions on such terms as the Managers and contributing Members shall agree.

V.4. No Interest on Capital Contributions. No interest shall be paid by the Company on any Capital Contributions.

VI.ALLOCATIONS, ELECTIONS AND REPORTS

VI.1. Profits and Losses. Except as otherwise provided herein (including, without limitation, in Appendix A), the Profits and Losses of the Company and all items of tax credit and tax preference shall be allocated among the Members in accordance with their respective Percentage Interests. In the event the Percentage Interests vary during any Fiscal Year, Profits and Losses and all items of tax credit and tax preference for such Fiscal Year shall be allocated among the Members on a daily basis in accordance with their varying Percentage Interests during the Fiscal Year.

VI.2. Allocations Between Transferor and Transferee. In the event of the Transfer of all or any of a Member's Units (in accordance with the provisions of this Agreement) at any time other than at the end of a Fiscal Year, or the admission of a new Member (in accordance with the terms of this Agreement), the transferring Member or new Member's share of the Company's income, gain, loss, deductions and credits, as computed both for accounting purposes and for federal income tax purposes, shall be allocated between the transferor Member and the transferee Member, or the new Member and the other Members, as the case may be, in the same ratio as the number of days in such Fiscal Year before and after the date of the Transfer or admission; provided that if there has been a sale or other disposition of the assets of the Company (or any part thereof) during such Fiscal Year, then upon the mutual agreement of all the Members (excluding the new Member and the transferring Member), the Company shall treat the periods before and after the date of the Transfer or admission as separate Fiscal Years and allocate the Company's income, gain, loss, deductions and credits for each of such deemed separate Fiscal Years. Notwithstanding the foregoing, the Company's "allocable cash basis items," as that term is used in Code Section 706(d)(2)(B), shall be allocated as required by Code Section 706(d)(2) and the Treasury Regulations thereunder.

VI.3. Tax Withholding. The Company shall be authorized to pay, on behalf of any Member, any amounts to any federal, state or local taxing authority, as may be necessary for the Company to comply with tax withholding provisions of the Code or of any applicable state or local tax

laws, rules or regulations. To the extent the Company pays any such amounts that it may be required to pay on behalf of a Member, such amounts shall be treated as a cash Distribution to such Member and shall reduce the amount otherwise distributable to such Member.

VII.DISTRIBUTIONS

VII.1. Tax Distributions and Distributions of Available Cash.

(a) Subject to Sections 7.1(a) and 7.1(b), below, to the extent of its Available Cash, the Company shall make cash Distributions to the Members at such times and in such amounts as are determined by the Managers. Distributions pursuant to this Section 7.1 shall be made among the Members pro rata in accordance with their respective Percentage Interests, provided that no Distribution otherwise required to be made to a Member shall be made to the extent that such Distribution would create or increase an Adjusted Capital Account Deficit with respect to such Member.

VII.2. Distributions in Liquidation. Upon liquidation of the Company, all of the Property shall be sold as provided in Section 10.2 and Profits and Losses shall be allocated in accordance with Section 6.1. Proceeds from the liquidation of the Company shall be distributed in accordance with Section 10.2.

VII.3. Limitation Upon Distributions. No Distribution shall be declared and paid if payment of such Distribution would cause the Company to violate any limitation on distributions provided in the Act.

VIII.TRANSFER OF INTERESTS AND ADMISSION OF MEMBERS

VIII.1. Restrictions on Transfer. Except as otherwise provided in Article IX, without the prior written consent of all Members (which consent may be given or withheld in their sole discretion), (a) no Member may voluntarily or involuntarily Transfer, or create or suffer to exist any Encumbrance against, all or any of such Member's Units and (b) no Person may be admitted to the Company as a Member. Except for withdrawals in connection with a Transfer of a Unit permitted by this Agreement, no Member may withdraw from the Company without the consent of all Members.

VIII.2. Conditions Precedent to Transfer. Any purported Transfer or Encumbrance otherwise complying with Section 8.1 will be ineffective until the transferor and the proposed transferee furnish to the Company the instruments and assurances the Manager may reasonably request, including without limitation, if requested, an opinion of counsel satisfactory to the Company that the interest in the Company being Transferred or Encumbered has been registered or is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws. No Transfer or Encumbrance will be effective if it would result in the "termination" of the Company under Code Section 708 unless the Manager gives his prior written consent to the Transfer or Encumbrance.

VIII.3. Substituted Members. No assignee or transferee of a Unit shall be admitted as a substituted Member of the Company unless, in addition to compliance with the conditions set forth in Sections 8.1 and 8.2, all of the following conditions are satisfied:

(a) The assignee or transferee has executed and delivered all documents reasonably deemed appropriate by the Manager to reflect the assignee's or transferee's admission to the Company and agreement to be bound by this Agreement;

(b) The Manager, or if the Manager is a transferor, a Majority in Interest of the Disinterested Class A Members, shall have consented in writing to such substitution, as applicable, provided, however, that no consent shall be required for a transfer pursuant to Article IX hereof; and

(c) If requested by the Manager, payment has been made to the Company of all reasonable costs and expenses of admitting such transferee or assignee as a substituted Member.

VIII.4. Rights of Transferee. Unless admitted to the Company in accordance with Section 8.3, the transferee of that Unit or a part thereof shall not be entitled to any of the rights, powers or privileges of its predecessor in interest, except such transferee shall be entitled to receive and be credited or debited with its proportionate share of Profits, Losses, Distributions of Available Cash, and Distributions in liquidation.

IX.BUY-SELL

IX.1. Buy-Sell. Each of the following events shall constitute a "Buy-Sell Event" for purposes of this Agreement:

(a) The death or declaration of legal incompetence of a Member;

(b) A judicial determination of the insolvency of any Member;

(c) Any filing of a petition or suit under the bankruptcy laws by or against a Member that is not dismissed within sixty (60) days;

(d) Any purported voluntary or involuntary Transfer or Encumbrance of all or any of a Member's Units in a manner not expressly permitted by this Agreement;

(e) Any material breach of this Agreement by a Member which is not cured within 10 days after the Company delivers written notice of such breach to the Member;

(f) Any instance in which the spouse of a Member commences against a Member, or a Member is named in, a Domestic Proceeding;

(g) Any instance in which a Member is charged or convicted of an offense under federal, state or local laws or ordinances or is involved in any situation or occurrence which subjects such Member to public scandal, disrepute, widespread contempt, public ridicule, or which is widely deemed by members of the general public, to embarrass, offend, insult or denigrate individuals or groups, or that will tend to shock, insult or offend the community or public morals or decency or prejudice the Company in general; and

(h) Any withdrawal by a Member from the Company other than as may be expressly permitted by this Agreement.

IX.2. Buy-Sell Notice. Upon the occurrence of a Buy-Sell Event, the Member as to whom such event has occurred (the "Withdrawing Member"), or its executor, administrator or other legal representative in the event of death or declaration of legal incompetency, shall give notice of the Buy-Sell Event (the "Buy-Sell Notice") to the Company and the other Members within ten (10) days after its occurrence. If the Withdrawing Member fails to give the Buy-Sell Notice, the Company or any other Member (other than a Withdrawing Member) may give the notice at any time thereafter and by so doing commence the buy-sell procedure provided for in this Article IX.

IX.3. Company Purchase Obligation; Company Purchase Option.

(a) Upon the death of a Member, the Company shall have the option to purchase all of the Withdrawing Member's Units at Closing on the terms and conditions set forth in this Article IX. The Company shall provide a Company Notice (as defined below) of its intent to perform its obligations under this Section 9.3(a) within ten (10) days after it receives notice of the death of the Withdrawing Member.

(b) Upon the occurrence of a Buy-Sell Event other than the death of a Member, the Company shall have an option to purchase (the "Purchase Option") all, but not less than all, of the Withdrawing Member's Units at Closing on the terms and conditions set forth in this Article IX. The Company shall give notice to the Withdrawing Member and all other Members of its election to exercise the Company Purchase Option within ten (10) days following receipt of the Buy-Sell Notice (the "Company Notice").

IX.4. Agreement on Valuation.

(a) Unless otherwise agreed in writing by the Company, within sixty (60) days of the receipt of the Buy-Sell Notice or the Company Notice, as applicable, the purchase price for the Withdrawing Member's Units shall be determined by a single appraisal of the value of the Withdrawing Member's Units, as of the date the Buy-Sell Event occurred, made by an appraiser agreed upon by the Company and the Withdrawing Member, which appraisal shall be final. If the parties cannot agree on a single appraiser, the purchase price shall be determined by three appraisers, one selected by the Company, one selected by the Withdrawing Member and the third selected by the two appraisers. In such event, the purchase price shall be determined by taking the average of the two closest appraisals, which purchase price shall be final. The costs of appraisal shall be borne equally between the Company and the Withdrawing Member. The purchase price to be paid for the Withdrawing Member's Units will be reduced by the amount of any Distributions made by the Company to the Withdrawing Member from the date the Buy-Sell Event occurred with respect to the Withdrawing Member to the Closing.

(b) Notwithstanding any other provision in this Section 9.4, upon the occurrence of a Buy-Sell Event listed in Section 9.1(b) through 9.1(h), the purchase price for the Withdrawing Member's Units shall be discounted by 50%.

IX.5. Closing.

(a) The closing (the "Closing") of the purchase of any Unit pursuant to this Article IX shall take place on the date agreed upon by the Purchasing Members and the Withdrawing Member, but not later than the later of (i) ninety (90) days after the delivery of the Buy-Sell Notice, or (ii) ten (10) days following the determination of the purchase price pursuant to Section 9.4. The purchase price will be payable in any combination of cash, promissory note or other consideration in the discretion of the Company, provided; however, that the full amount of the purchase price shall be paid to the Withdrawing Member prior to the five (5) year anniversary of the date of the occurrence of the Buy-Sell Event, unless otherwise agreed by the parties. For clarity, the Company may make payment by endorsing without recourse any note of the Withdrawing Member held by the Company. If the consideration proposed to be paid for the Unit is property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Managers. If the Company or any Member cannot for any reason pay for the Unit in the same form of non-cash consideration, the Company or such Member may pay the cash value equivalent thereof, as determined in good faith by the Manager. The payment to the Withdrawing Member shall also be contingent upon the Company's receipt of the resignation of the Withdrawing Member, as service provider and/or Manager of the Company, if applicable.

(b) The purchase price will bear interest from the date of the occurrence of the Buy-Sell Event until the Closing at an interest rate equal to the prime rate of interest charged by Wells Fargo Bank, N.A., last published prior to the occurrence of the Buy-Sell Event. Upon payment of the purchase price, the Withdrawing Member shall execute and deliver such assignments and other instruments as may be reasonably necessary to evidence and carry out the Transfer of its Units to the Company. In connection with the sale of any Units under this Article IX, unless otherwise agreed by the Company and the Withdrawing Member, the Company will assume the Withdrawing Member's allocable portion of any Company obligations to the extent related to the Withdrawing Member's Units as well as the Withdrawing Member's individual obligations to the extent related to the Withdrawing Member's Units, other than income tax liabilities of the Withdrawing Member. Notwithstanding any other provision of this Article IX, any transferee, assignee or purchaser of a Member's interest, as provided herein, shall only have those rights as specified in Section 8.4 above, and shall not be admitted as a substitute Member without full compliance with Section 8.3.

IX.6. Effect on Withdrawing Member's Interest. From the date of the occurrence of the Buy-Sell Event to the earlier of (i) the date the Purchase Option lapses as provided in Section 9.7, or (ii) the date of the Transfer of the Withdrawing Member's Units at Closing under this Article IX, the Percentage Interest represented by the Withdrawing Member's Units will be excluded from any calculation of aggregate Percentage Interests for purposes of any approval required of Members under this Agreement. Without limiting the generality of any other provision of this Agreement, upon the exercise of the Purchase Option, the Withdrawing Member, without further action, will have no rights in the Company or against the Company, any Member or the Manager with respect to such Withdrawing Member's Units sold pursuant to

such Purchase Option other than the right to receive payment for its Units in accordance with this Article IX.

IX.7. Failure to Exercise Purchase Option. In the event the Company does not give notice of exercise of the Purchase Option during the applicable time period set forth in Section 9.3, such Purchase Option shall lapse and the Withdrawing Member or its executor, administrator or other legal representative in the event of death or declaration of legal incompetency, may transfer its economic rights in the Units of the Withdrawing Member to any Person; provided that any transferee of the Withdrawing Member's Units, as provided herein, (i) shall only have those rights as specified in Section 8.4, (ii) shall not be admitted as a substitute Member without full compliance with Section 8.3 and (iii) shall be subject to the buy-sell restrictions imposed under this Article IX.

X.DISSOLUTION AND LIQUIDATION OF THE COMPANY

X.1. Dissolution Events. The happening of an event of withdrawal with respect to a Member shall not cause the dissolution of the Company. The Company will be dissolved only upon the happening of any of the following events:

(a) All or substantially all of the assets of the Company are sold, exchanged or otherwise transferred (unless the Manager notifies the Members that he has elected to continue the business of the Company, in which event the Company will continue until the Manager gives notice that he elects to dissolve the Company);

(b) All Members sign a document stating their election to dissolve the Company;

(c) The entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Company to be bankrupt and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal; or

(d) The entry of a decree of judicial dissolution or the issuance of a certificate for administrative dissolution under the Act.

X.2. Liquidation. Upon the happening of any of the events specified in Section 10.1, the Manager, or any liquidating trustee elected by the Manager, will commence as promptly as practicable to wind up the Company's affairs unless the Manager or the liquidating trustee (either, the "Liquidator") determines that an immediate liquidation of Company assets would cause undue loss to the Company, in which event the liquidation may be deferred for a time determined by the Liquidator to be appropriate. Assets of the Company may be liquidated or distributed in kind, as the Liquidator determines to be appropriate. The Members will continue to share Profits and Losses and items of income, gain, loss, deduction and expense during the period of liquidation in the manner set forth in Article VI and Appendix A. The proceeds from liquidation of the Company, including repayment of any debts of Members to the Company, and any Company assets that are not sold in connection with the liquidation will be applied in the following order of priority:

(a) To payment of the debts and satisfaction of the other obligations of the Company, including without limitation debts and obligations to Members;

(b) To the establishment of any reserves deemed appropriate by the Liquidator for any liabilities or obligations of the Company, which reserves will be held for the purpose of paying liabilities or obligations and, at the expiration of a period the Liquidator deems appropriate, will be distributed in the manner provided in Section 10.2(c)-(d);

(c) To the payment of the Class B Members of the Liquidation Preference; and thereafter

(d) To the payment to the Members of the positive balances in their respective Capital Accounts, pro rata, in proportion to the positive balances in those Capital Accounts after giving effect to all allocations under Article VI and Appendix A and all Distributions under Article VII for all prior periods, including the period during which the process of liquidation occurs.

X.3. Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Company, before any distribution or payment shall be made to the holders of Class A Units, the holders of the Class B Units then outstanding shall be entitled to be paid out of the assets of the Company legally available for distribution, a liquidation preference in cash of $79.37 per Unit (the "**Liquidation Preference").**

X.4. Articles of Dissolution. Upon the dissolution and commencement of the winding up of the Company, the Manager shall cause Articles of Dissolution to be executed on behalf of the Company and filed with the Secretary of State, and the Manager shall execute, acknowledge and file any and all other instruments necessary or appropriate to reflect the dissolution of the Company.

XI.DEADLOCK

XI.1. General. This Article XI shall only apply if and when there is Deadlock (as defined below). If the Members are unable to agree on any matter requiring the consent of a Majority in Interest of the Class A Members, and such disagreement continues for ten (10) days despite good faith deliberations by the Members ("**Deadlock**"), then any Member whose vote is required to achieve a Majority in Interest of the Class A Members shall be entitled to exercise the rights set forth below in this Article XI by delivering a Shotgun Offer Notice (as defined herein).

XI.2. Shotgun Offer Notice. If a Member wishes to exercise the right provided in this Article XI, such Member (the "**Initiating Member**") shall deliver to the other Member (the "**Responding Member**") written notice (the "**Shotgun Offer Notice**") of such election, which notice shall include (a) a description of the circumstances that triggered the shotgun right, and (b) the price (the "Shotgun Price") at which the Responding Member shall decide to (i) purchase all of the Units owned by the Initiating Member or (ii) sell all of its Units to the Initiating Member.

XI.3. Response Notice. Within thirty (30) days after the Shotgun Offer Notice is received (the "**Shotgun Election Date**"), the Responding Member shall deliver to the Initiating Member a written notice (the "**Response Notice**") stating whether he elects to (a) sell all of his/her Units to

the Initiating Member or (b) buy all of the Units owned by the Initiating Member, for the Shotgun Price. The failure of the Responding Member to deliver the Response Notice by the Shotgun Election Date shall be deemed to be an election to sell all of his/her Units and Units to the Initiating Member at 50% of the Shotgun Price.

XI.4. Closing. Unless otherwise agreed between the parties, the closing of any purchase and sale of Units pursuant to this Agreement shall take place thirty (30) days after the Response Notice is delivered or deemed to have been delivered. The Shotgun Price shall be paid in any combination of cash or promissory note bearing interest equal to the prime rate of interest charged by Wells Fargo Bank, N.A., last published prior to the occurrence of the Response Notice, plus three percent (3%), provided; however, that the full amount of the purchase price shall be paid to the selling Member prior to the five (5) year anniversary of the date of the occurrence of the Response Notice, unless otherwise agreed by the parties. At the closing, the selling Member shall deliver to the purchasing Member good and marketable title to its Unit, free and clear of all liens and encumbrances. Each Member agrees to cooperate and take all actions and execute all documents reasonably necessary or appropriate to reflect the purchase of the selling Member's Unit by the purchasing Member.

XII.TAX MATTERS

XII.1. Taxation as a Partnership. The Members intend to establish an entity that is subject to federal and state income taxation as a partnership. Unless the Members elect not to be treated as a partnership for federal income tax purposes, the federal income tax basis of a Member's Unit and all other matters relating to the distributive share and taxation of items of income, gain, loss, deduction, depreciation, and credit will be as established by Code Subchapter K.

XII.2. Company Representative. The Company must designate a representative with a substantial presence in the United States to serve as the partnership representative within the meaning of Code Section 6223 ("Company Representative"). The Company Representative has the sole authority to act on behalf of the Company in connection with Internal Revenue Service audits and adjustments. The Manager shall promptly appoint a Member to serve as Company Representative in accordance with Code requirements.

(a) *Obligations and Discretion as to Tax Matters.* The Company Representative shall notify all of the Members upon receipt of any notice regarding any examination by any federal, state, or local authority about the Company's tax compliance. The Company Representative must obtain the approval of the unanimous vote of the Members before taking any binding action in connection with any Internal Revenue Service proceeding. Upon obtaining this approval, the Company Representative may: (i) determine whether to contest any proceedings, how to pursue any proceedings, and whether and on what terms to settle any dispute with the Internal Revenue Service; determine whether to elect out of partnership-level treatment under Code Section 6221(b) and Section 12.4; (ii) determine select the forum for any tax disputes involving the Company; and (iii) extend the statute of limitations for assessing tax deficiencies against the Members with respect to adjustments to the Company's federal, state, local, or foreign tax returns.

(b) *Company Representative to Preserve Tax Classification.* Unless the Members elect not to be treated as a partnership for federal income tax purposes, the Company

Representative shall take all reasonable steps necessary to classify the Company as a partnership for tax purposes under the Code and Treasury Regulations. The Company Representative shall prepare and file any forms necessary or appropriate to classify the Company as a partnership for tax purposes under the laws of any jurisdiction in which the Company transacts business.

XII.3. Coordination with TEFRA Audit Rules. If any audit or adjustment of the Company is governed by the Tax Equity and Fiscal Responsibility Act of 1982 ("TEFRA") audit rules, the Company Representative designated under Section 12.2 shall serve as the tax matters partner within the meaning of Code Section 6231(a)(7).

XII.4. Election under Code Section 6221(b). The Company may elect for Code Section 6221(b) to apply for any taxable year that the Company meets the requirements to elect out of Company-level treatment under Code Section 6221(b). The election must be made with a timely filed return for that taxable year. The election must include the name and taxpayer identification number of each Member. The Company must notify each Member of the election in the manner prescribed by the Secretary of Treasury

XII.5. Consistent Treatment. Each Member shall, on the Member's income tax return, treat each item of income, gain, loss, deduction, or credit attributable to the Company in a manner consistent with the treatment of the income, gain, loss, deduction, or credit on the Company income tax return.

XII.6. Adjustment in Future Tax Years.

(a) If any tax proceeding results in adjustment in the amount of any item of income, gain, loss, deduction, or credit of the Company—or any Member's distributive share thereof—for a prior year, the Company may take corrective action. If the Company elects to apply Code Section 6226 within 45 days from the date of the notice of final partnership adjustment, the Company may issue the statement described in Code Section 6226(a)(2) to the Internal Revenue Service and to each Member that held an interest in the year in question. The statement must describe the Member's share of any adjustment to income, gain, loss, deduction, or credit (as determined in the notice of final partnership adjustment issued by the Internal Revenue Service). Upon receipt of the statement, each Member must take the adjustments described on the statement into account as provided in Code Section 6226(b).

(b) Alternatively, the Company may require each Member that held an interest in the Member during the prior year file to file an amended tax return reporting the Member's distributive share of the tax adjustments and to pay any taxes resulting from the adjustments in accordance with Code Section 6225(c). Each Member must submit the amended returns and pay all related taxes not later than 270 days from the date on which the notice of a proposed partnership adjustment is mailed to the Company.

(c) This Section and the Member's obligations under Section 12.5 survive the Company's termination, dissolution, liquidation, and winding up and the Member's withdrawal from the Company or transfer of its Unit.

XII.7. Legal and Accounting Costs for Tax Matters. The Company shall pay all legal and accounting costs associated with any Internal Revenue Service proceeding regarding the Company's tax returns.

XIII.MISCELLANEOUS

XIII.1. Records. The records of the Company will be maintained at the Company's principal place of business or at any other place the Manager selects, provided the Company keeps at its principal place of business the records required by the Act to be maintained there. Appropriate records in reasonable detail will be maintained to reflect income tax information for the Members. Each Member, at its expense, may inspect and make copies of the records maintained by the Company and may require an audit of the books of account maintained by the Company to be conducted by the independent accountants for the Company.

XIII.2. Confidentiality. Each Member agrees that such Member will not at any time, directly or indirectly, disclose or divulge any trade secrets or other proprietary or non-public information of a business, financial, marketing, technical or other nature pertaining to the Company or any subsidiary, or make use, directly or indirectly, of any such information for any purpose other than as required in connection with the affairs of the Company, provided, however, that the foregoing agreement shall not apply to (a) information previously in the public domain through no fault of the Member, or (b) information which becomes available to such Member or holder on a non-confidential basis from a source other than the Company or its agents, representatives or advisors provided that such source was not known by such Member or holder to be prohibited from disclosing such information to such Member by a legal, contractual or fiduciary obligation; and provided further that disclosure of such information may be made (i) to the attorneys, advisors, partners, members, stockholders and other equityholders (direct and indirect), agents, directors, officers and employees of each such Member and of each of their respective Affiliates who are advised of the confidential nature of such information at or before the time of such disclosure, (ii) to prospective transferees or purchasers of Units, provided such prospective transferees or purchasers agree to be bound by these confidentiality provisions, (iii) as required by or appropriate in response to any law, regulation, rule, request or order, subpoena, judicial order or similar order or in connection with any litigation, (iv) as may be required or appropriate in connection with any governmental or quasi-governmental examination, audit or similar investigation of such Person, (v) to any federal or state regulatory authority having jurisdiction over such Member or holder (including, without limitation, the SBA), and (vi) as customary or appropriate in the reasonable opinion of any such Member in connection with any securities offerings by any such Person or any Affiliate thereof. The fact that a Person is a Member and the general business which the Company and its Affiliates are in shall not be considered confidential information, nor will the fact that any Person or an Affiliate has made a loan to the Company or any subsidiary, the amount of any such loan and the rate of interest payable thereon.

XIII.3. Reserves. The Manager may cause the Company to create reasonable reserve accounts to be used exclusively to fund Company operating deficits and for any other valid Company purpose. The Manager shall determine the amount of payments to such reserve accounts.

XIII.4. Notices. The Manager will notify the Members of any change in the name, principal or registered office or registered agent of the Company. Any notice or other communication required by this Agreement must be in writing and may be given either by personal delivery, by facsimile transmission or other form of electronic communication or by mail or private carrier. Notices and other communications will be deemed to have been given when delivered by personal delivery or dispatched by means of facsimile transmission or other form of electronic communication. If mailed, such notice shall be deemed to have been given on the third business day after being deposited in the United States mail, postage prepaid. In each case, notice hereunder shall be addressed to the Member to whom the notice is intended to be given at its address set forth on Schedule I to this Agreement or, in the case of the Company, to its principal place of business. A Member may change its notice address by notice in writing to the Company and to each other Member given in accordance with this Section 13.5.

XIII.5. Amendments. The consent of the Manager and a Majority in Interest of the Class A Members shall be required to amend any provision of this Agreement or the Articles of Organization or to waive any term of this Agreement; provided, that any amendment that disproportionately adversely affects the economic rights of any Member shall require the consent of such Member; and, provided further, that any provision of this Agreement requiring the consent, approval or action of more than a Majority in Interest of the Class A Members (or any provision of the Articles of Organization affecting any such provision of this Agreement) may be amended or waived only by a written action signed by the Manager and by Members holding the required percentage of Percentage Interests.

XIII.6. Additional Documents. Each party hereto agrees to execute and acknowledge all documents and writings which the Manager may deem necessary or expedient in the creation of the Company and the achievement of its purposes, including but not limited to the Articles of Organization and any amendments or cancellation thereof.

XIII.7. Representations of Members. Each Member represents and warrants to the Company and every other Member that it (i) is fully aware of, and is capable of bearing, the risks relating to an investment in the Company; (ii) understands that its interest in the Company has not been registered under the Securities Act or the securities law of any jurisdiction in reliance upon exemptions contained in those laws; and (iii) has acquired its interest in the Company for its own account, with the intention of holding the interest for investment and without any intention of participating directly or indirectly in any redistribution or resale of any portion of the interest in violation of the Securities Act or any applicable law.

XIII.8. Survival of Rights. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns.

XIII.9. Interpretation and Governing Law. When the context in which words are used in this Agreement indicates that such is the intent, words in the singular number shall include the plural and vice versa. The masculine gender shall include the feminine and neuter. The Article and Section headings or titles shall not define, limit, extend or interpret the scope of this Agreement or any particular Article or Section. This Agreement shall be governed and construed in accordance with the laws of the State of Wyoming without giving effect to the conflicts of laws provisions thereof.

XIII.10. Severability. If any provision, sentence, phrase or word of this Agreement or the application thereof to any Person or circumstance shall be held invalid, the remainder of this Agreement, or the application of such provision, sentence, phrase or word to Persons or circumstances, other than those as to which it is held invalid, shall not be affected thereby.

XIII.11. Agreement in Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument.

XIII.12. Creditors Not Benefited. Nothing in this Agreement is intended to benefit any creditor of the Company or of any Member. No creditor of the Company or of any Member will be entitled to require the Manager to solicit or accept any loan or additional Capital Contribution for the Company or to enforce any right which the Company or any Member may have against a Member, whether arising under this Agreement or otherwise.

[signature page follows]

[signature page to Operating Agreement of Josh Terry BitVault, LLC]

IN WITNESS WHEREOF, the undersigned, being all of the Managers and all of the Members of the Company, have caused this Agreement to be duly adopted by the Company effective as of the date first set forth above, and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

MANAGERS:

Alpha Vault LLC

Josh Terry
____
By: Joshua Terry
Title: Member

MEMBERS:

Alpha Vault LLC

Josh Terry
____
By: Joshua Terry
Title: Member

LiveVested, LLC DBA Incolo

William McGuire
____
By: William McGuire
Title: Manager

SCHEDULE I
TO OPERATING AGREEMENT
OF JOSH TERRY BITVAULT, LLC

MEMBER INFORMATION

Members	Capital Account Balance (as of December 1st, 2021)	Total Authorized Units	Total Issued Units	Percentage Interest
Alpha Vault LLC alphavault21@gmail.com			36,000 Class A	36% of authorized
LiveVested, LLC DBA Incolo			1,000 Class A	1% of authorized
*Crowdfunding				63% of authorized
Total	$0.00	100,000	37,000	37%

APPENDIX A
TO OPERATING AGREEMENT
OF JOSH TERRY BITVAULT, LLC

CAPITAL ACCOUNTS AND REGULATORY ALLOCATION PROVISIONS

1. Definitions. The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts that such Member is obligated to restore or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Capital Account" means, with respect to any Member, the capital account maintained for such Member in accordance with Section A.2 of this Appendix A.

"Company Minimum Gain" means partnership minimum gain as defined in Treasury Regulations Section 1.704-2(d).

"Depreciation" means, for each Fiscal Year and with respect to a Company asset, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to the asset for such Fiscal Year, except that if the Gross Asset Value of the asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year with respect to the asset bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of the asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Manager, provided that, if the contributing Member is a Manager, the determination of the fair market value of a contributed asset shall be determined by (i) appraisal or (ii) agreement of a Majority in Interest of the Class A Members;

(a) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (i) the acquisition of an additional interest in the Company (other than upon the initial formation of the Company) by any new or existing Member in exchange for more than a de minimis Capital Contribution or more than a de minimis amount of services rendered or to be rendered to the Company; (ii) the distribution by the Company to a Member of more than a de minimis amount of Property as consideration for an interest in the Company; and (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that the adjustments pursuant to clauses (i) and (ii) above shall be made only if the Manager reasonably determines that such adjustments are necessary or appropriate to reflect the relative Units of the Members in the Company;

(b) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the distributee and the Manager, provided that, if the distributee is a Manager, the determination of the fair market value of the distributed asset shall be determined by (i) appraisal or (ii) agreement of a Majority in Interest of the Class A Members; and

(c) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and subsection (f) of the definition of Profits and Losses herein and Section A.11; provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection (d) hereof to the extent the Manager determines that an adjustment pursuant to subsection (b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subsection (a), (b), or (d) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits or Losses.

"Member Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i).

"Member Nonrecourse Debt" means any nonrecourse debt (for purposes of Treasury Regulations Section 1.1001-2) of the Company for which any Member bears the "economic risk of loss," within the meaning of Treasury Regulations Section 1.752-2.

"Member Nonrecourse Deductions" means deductions as described in Treasury Regulations Section 1.704-2(i). The amount of Member Nonrecourse Deductions with respect to Member Nonrecourse Debt for any Fiscal Year equals the excess, if any, of (A) the net increase, if any, in the amount of Member Minimum Gain attributable to such Member Nonrecourse Debt during such Fiscal Year, over (B) the aggregate amount of any Distributions during that Fiscal Year to the Member that bears the economic risk of loss for such Member Nonrecourse Debt to the extent such Distributions are from the proceeds of such Member Nonrecourse Debt and are allocable to an

increase in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i).

"Nonrecourse Deductions" means deductions as set forth in Treasury Regulations Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a given Fiscal Year equals the excess, if any, of (A) the net increase, if any, in the amount of Company Minimum Gain during such Fiscal Year, over (B) the aggregate amount of any Distributions during such Fiscal Year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(h).

"Nonrecourse Liability" means any Company liability (or portion thereof) for which no Member bears the "economic risk of loss," within the meaning of Treasury Regulations Section 1.752-2.

"Profits" and "Losses" means, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

(c) In the event the Gross Asset Value of any Company asset is adjusted pursuant to subsection (b) or (c) of the definition of Gross Asset Value hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d) Gain or loss resulting from any disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of Depreciation;

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a Distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of

the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(g) Notwithstanding any other provision of this definition of Profits and Losses, any items which are specially allocated pursuant to Sections A.4, A.5, A.7, A.8, A.9, A.10, A.11 or A.12 shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Sections A.4, A.5, A.7, A.8, A.9, A.10, A.11 or A.12 shall be determined by applying rules analogous to those set forth in subsections (a) through (f) above.

"Treasury Regulations" means the Income Tax Regulations and Temporary Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

Capital Accounts.

2. Capital Account shall be established for each Member and shall be credited with each Member's initial and any additional Capital Contributions. All contributions of property to the Company by a Member shall be valued and credited to the Member's Capital Account at such property's Gross Asset Value on the date of contribution. All Distributions of property to a Member by the Company shall be valued and debited against such Member's Capital Account at such property's Gross Asset Value on the date of such Distribution. Each Member's Capital Account shall at all times be determined and maintained pursuant to the principles of this Section A.2 and Treasury Regulations Section 1.704-1(b)(2)(iv). Each Member's Capital Account shall be increased in accordance with such Treasury Regulations by:

(i) A The amount of Profits allocated, and the amount of items of income and gain specially allocated, to the Member pursuant to this Agreement; and

(ii) The amount of any Company liabilities assumed by the Member or which are secured by any Company Property distributed to such Member.

Each Member's Capital Account shall be decreased in accordance with such Treasury Regulations by:

(i) The amount of Losses allocated, and the amount of items of deduction and loss specially allocated, to the Member pursuant to this Agreement;

(ii) The amount of any Distributions to the Member; and

(iii) The amount of any liabilities of the Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

In addition, each Member's Capital Account shall be subject to such other adjustments as may be required in order to comply with the capital account maintenance requirements of Code Section 704(b).

In the event that the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits

relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or the Members), are computed in order to comply with such Treasury Regulations, the Manager may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member upon dissolution of the Company. The Manager also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

1. **Reallocation of Loss.** Losses allocated pursuant to Section 6.1 shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. In the event some, but not all, of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 6.1, the limitation set forth in this Section A.3 shall be applied on a Member by Member basis so as to allocate the maximum possible Losses to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

1. **Nonrecourse Deductions.** Nonrecourse Deductions shall be allocated among the Members in accordance with their respective Percentage Interests.

2. **Member Nonrecourse Deductions.** Any Member Nonrecourse Deductions shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i).

3. **Contributed Property and Book-Ups.** In accordance with Code Section 704(c) and the Treasury Regulations thereunder, as well as Treasury Regulations Section 1.704-1(b)(2)(iv)(d)(3), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its Gross Asset Value at the date of contribution (or deemed contribution). If the Gross Asset Value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss, and deduction with respect to the asset shall, solely for tax purposes, take account of any variation between the adjusted basis of the asset for federal income tax purposes and its Gross Asset Value in the manner required under Code Section 704(c) and the Treasury Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section A.6 are solely for purposes of federal and state taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or Distributions pursuant to any provision of this Agreement.

4. **Minimum Gain Chargeback.** If there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence

shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f) and 1.704-2(j)(2). This Section A.7 is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

5. **Member Minimum Gain Chargeback.** If there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt, as defined in Treasury Regulations Section 1.704-2(i)(4), during any Fiscal Year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4) and (5). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This Section A.8 is intended to comply with the Member Minimum Gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

6. **Qualified Income Offset.** If any Member unexpectedly receives an adjustment, allocation or distribution as described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4) through (6) which causes or increases an Adjusted Capital Account Deficit in such Member's Capital Account (as determined in accordance with such Treasury Regulations) items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section A.9 shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in Article VI and this Appendix A have been tentatively made as if this Section A.9 were not in the Agreement. This provision is intended to be a "qualified income offset," as defined in Treasury Regulations Section 1.704-1(b)(2)(ii)(d), such Treasury Regulations being specifically incorporated herein by reference.

7. **Gross Income Allocation.** In the event any Member has a deficit Capital Account at the end of any Company Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section A.10 shall be made if and only to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in Article VI and this Appendix A have been tentatively made as if this Section A.10 and Section A.9 hereof were not in this Agreement.

8. **Section 754 Adjustment.** To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Treasury Regulations

Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a Distribution to a Member in complete liquidation of its interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Members to whom such Distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

9. Curative Allocations. The allocations set forth in Sections A.3, A.4, A.5, A.7, A.8, A.9, A.10 and A.11 hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section A.12. Therefore, notwithstanding any other provision of Article VI or this Appendix A (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 6.1. In exercising their discretion under this Section A.12, the Manager shall take into account future Regulatory Allocations under Sections A.7 and A.8 that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections A.4 and A.5.

10. Compliance with Treasury Regulations. The Manager may, without the consent of any Members, make such elections, tax allocations and adjustments, including without limitation amendments to this Agreement, as the Manager deems necessary or appropriate to maintain to the greatest extent possible the validity of the tax allocations set forth in this Agreement, particularly with regard to Treasury Regulations under Code Section 704(b).